UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              For February 10, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  February 10, 2005

--------------------------------------------------------------------------------

NEWS RELEASE

CALGARY, ALBERTA, CANADA - February 10, 2005

                         PRECISION DRILLING CORPORATION
                        ANNOUNCES RECORD ANNUAL EARNINGS

--------------------------------------------------------------------------------

Precision Drilling Corporation ("Precision" or the "Corporation") today reports results for the year and quarter ended December 31, 2004. Diluted earnings per share for the year amounted to a record $4.22, up 29% from $3.26 in 2003. Fourth quarter earnings per share from continuing operations increased by 26% to $1.40 compared to $1.11 last year. Revenue increased by 22% in 2004 to $2,325 million while net earnings increased by 37% to $247 million, demonstrating the operating leverage associated with our business.

Sustained high crude oil and natural gas prices have generated a strong environment for the oilfield services business both in Canada and internationally. In addition, the acquisition of 31 internationally based drilling rigs and of Reeves Oilfield Services Ltd. in the second quarter of 2004 contributed significantly to the year over year improvement in earnings.

Contract Drilling revenue of $377.7 million and operating earnings of $138.1 million increased by 30% and 39% respectively in the fourth quarter of 2004 compared to the same period of 2003. The international drilling operation has performed above expectations and contributed revenue of $74.3 million in the fourth quarter compared to $37.1 million in 2003.

The Canadian drilling and service rig operations saw activity levels increase 4% and 13% respectively. The Canadian drilling rig fleet achieved 12,099 operating days in the fourth quarter of 2004 and the service rig fleet generated 127,694 operating hours, with activity levels being supported by continued favourable commodity prices and good weather conditions. Strong demand resulted in winter pricing being maintained throughout the summer and allowed for rate increases to be implemented for the 2004/2005 winter drilling season. Drilling revenue per operating day increased by 8% and service revenue per hour increased by 14%.

Precision's international rig fleet numbered 48 at the end of 2004 compared to 19 at the end of 2003, with one rig sold and one rig relocated to Canada. The Corporation has greatly enhanced its presence in the eastern hemisphere with 28 rigs located in the region. Demand for rigs, especially in the Middle East, is on the rise and as a result recent contract awards have been for increased day rates. Venezuela, where we have 11 rigs, is also starting to see improved activity levels. Activity for the 10 rigs located in Mexico have been dampened somewhat by Pemex budget restrictions, however Precision has recently been awarded an extension of its integrated services contract that will maintain utilization at approximately 70% into 2006. We will also be participating in the bidding on drilling projects for other international operators in Mexico.

Energy Services revenue increased by $62.1 million or 34% in the fourth quarter of 2004 compared to 2003. Operating earnings increased by $18.9 million over the same period. The strengthening Canadian dollar resulted in foreign exchange losses of $2.5 million in the current quarter compared to a gain of $0.2 million in the fourth quarter of 2003.

The acquisition of Reeves Oilfield Services Ltd. in May accounted for half of the fourth quarter year over year revenue increase. As well, revenue for non-Reeves operations increased in all regions. Of particular note is the 123% revenue increase in Asia/Pacific and the 70% revenue increase in Latin America. In the Asia/Pacific region, we have seen growth in all our product lines in India and Bangladesh and operations in Indonesia have returned to profitability. The improvement in Latin America is due to a gradual increase in activity in Venezuela as that country pushes to get production levels back to what they were prior to the general strike. Revenue generated in the United States also increased by 23% as a result of increased land drilling activity spurred by sustained high commodity prices.

An important milestone was achieved in the Middle East market in the fourth quarter with the completion of field trials and qualification to perform logging-while-drilling and rotary steerable work in the region. We plan to leverage this technological success and Precision's increased presence in the region to expand Energy Services' business across all its product lines.

The Rental and Production segment saw a 14% increase in revenue and a 50% increase in operating earnings in the fourth quarter of 2004 compared to 2003. The plant maintenance business had a strong quarter with additional work coming from unplanned refinery shutdowns and from extensions of projects at the oilsands plants longer into the Christmas season than was usual. The rental operation also saw increased revenue due to increased pricing on select product lines as a result of continued strong demand for equipment.

As a result of the recent completion of a review of the useful lives of our drilling rigs and related equipment, Precision will be changing the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 days from the current 3,650 and of its drill string to 1,500 days from 1,100 days. This change in accounting estimate will be applied prospectively beginning January 1, 2005.

Certain statements contained in this press release, including statements which are related to rising demand for rigs, especially in the Middle East, improved activity levels in Venezuela, our intention to expand Energy Services' business in the Middle East and which may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the US Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                THREE MONTHS ENDED                      YEARS ENDED
                                                                   DECEMBER 31                          DECEMBER 31
CDN $000'S, EXCEPT PER SHARE AMOUNTS                           2004              2003               2004              2003
---------------------------------------------------------------------------------------------------------------------------
                                                        (UNAUDITED)       (unaudited)

Revenue                                                 $   679,487        $  523,646        $ 2,325,216       $ 1,900,147

Expenses:
    Operating                                               406,398           338,140          1,471,228         1,265,215
    General and administrative                               52,938            38,938            173,673           143,322
    Depreciation and amortization                            58,487            44,912            203,829           170,384
    Research and engineering                                 11,480            11,577             48,759            42,411
    Foreign exchange                                          1,473            (1,094)             3,274            (2,663)
---------------------------------------------------------------------------------------------------------------------------
                                                            530,776           432,473          1,900,763         1,618,669
---------------------------------------------------------------------------------------------------------------------------

Operating earnings                                          148,711            91,173            424,453           281,478

Interest                                                     14,928             8,298             46,909            35,050
Gain on disposal of investments                              (2,325)             (329)            (4,899)           (3,355)
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income
    taxes and non-controlling interest                      136,108            83,204            382,443           249,783
Income taxes:
    Current                                                  24,102            19,677            100,256            57,029
    Future                                                   25,517             2,093             31,302            12,851
---------------------------------------------------------------------------------------------------------------------------
                                                             49,619            21,770            131,558            69,880
---------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
  non-controlling interest                                   86,489            61,434            250,885           179,903

Non-controlling interest                                         --                --              1,298                --
---------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                          86,489            61,434            249,587           179,903
Discontinued operations, net of tax                           1,694            (8,476)            (2,183)              571
---------------------------------------------------------------------------------------------------------------------------

Net earnings                                                 88,183            52,958            247,404           180,474
Retained earnings, beginning of period                      953,500           741,321            794,279           613,805
---------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                        $ 1,041,683        $  794,279        $ 1,041,683       $   794,279
===========================================================================================================================
Earnings per share from continuing operations:
    Basic                                               $      1.42        $     1.12        $      4.32       $      3.31
    Diluted                                             $      1.40        $     1.11        $      4.26       $      3.25
---------------------------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                               $      1.45        $     0.97        $      4.28       $      3.32
    Diluted                                             $      1.43        $     0.95        $      4.22       $      3.26
===========================================================================================================================

Common shares outstanding (000's)                            60,790            54,846             60,790            54,846
Weighted average shares outstanding (000's)                  60,758            54,769             57,827            54,430
Diluted shares outstanding (000's)                           61,676            55,578             58,605            55,299

CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31             December 31
CDN $ 000'S                                                                      2004                    2003
--------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash and cash equivalents                                             $   122,012             $    21,370
    Accounts receivable                                                       690,999                 539,370
    Inventory                                                                 114,352                  95,210
    Future income tax asset                                                     8,711                   1,524
    Assets of discontinued operations                                              --                  30,508
    ----------------------------------------------------------------------------------------------------------
                                                                              936,074                 687,982

Property, plant and equipment, net of accumulated depreciation              1,945,521               1,584,954
Intangibles, net of accumulated amortization                                  191,665                  65,262
Goodwill                                                                      735,413                 527,443
Other assets                                                                    9,116                   8,932
Future income tax asset                                                        32,984                  28,699
Assets of discontinued operations                                                  --                  35,336
--------------------------------------------------------------------------------------------------------------
                                                                          $ 3,850,773             $ 2,938,608
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                     $        --             $   147,909
    Accounts payable and accrued liabilities                                  340,372                 258,803
    Income taxes payable                                                       31,103                   7,136
    Current portion of long-term debt                                              18                  17,158
    Future income tax liability                                                 7,270                     791
    Liabilities of discontinued operations                                         --                   7,191
    ----------------------------------------------------------------------------------------------------------
                                                                              378,763                 438,988

Long-term debt                                                                718,870                 399,422
Future income taxes                                                           431,399                 350,031
Future income taxes of discontinued operations                                     --                   1,107
Non-controlling interest                                                           --                   3,771

Shareholders' equity:
    Share capital                                                           1,274,967                 936,744
    Contributed surplus                                                        26,024                  14,266
    Cumulative translation adjustment                                         (20,933)                     --
    Retained earnings                                                       1,041,683                 794,279
    ----------------------------------------------------------------------------------------------------------
                                                                            2,321,741               1,745,289
--------------------------------------------------------------------------------------------------------------
                                                                          $ 3,850,773             $ 2,938,608
==============================================================================================================

Common shares outstanding (000's)                                              60,790                  54,846
Common share purchase options outstanding (000's)                               3,348                   3,393

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                      THREE MONTHS ENDED                      YEARS ENDED
                                                                          DECEMBER 31                         DECEMBER 31
------------------------------------------------------------------------------------------------------------------------------
CDN $000's                                                            2004             2003             2004             2003
                                                               (unaudited)      (unaudited)

Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                          $  86,489        $  61,434        $ 249,587        $ 179,903
    Items not affecting cash:
      Depreciation and amortization                                 58,487           44,912          203,829          170,384
      Stock-based compensation                                       4,954            2,129           13,837            8,001
      Gain on disposal of investments                               (2,325)            (329)          (4,899)          (3,355)
      Future income taxes                                           25,517            2,093           31,302           12,851
      Non-controlling interest                                          --               --            1,298               --
      Amortization of deferred financing costs                         434              321            1,579            1,286
      Unrealized foreign exchange gain on
        long-term monetary items                                     1,194           (2,308)          (1,555)         (16,433)
------------------------------------------------------------------------------------------------------------------------------

Funds provided by operations                                       174,750          108,252          494,978          352,637
Changes in non-cash working capital balances                       (39,304)         (14,521)         (50,178)         (99,664)
------------------------------------------------------------------------------------------------------------------------------
                                                                   135,446           93,731          444,800          252,973
Discontinued operations:
    Funds provided by (used in) discontinued operations          $   3,579        $     400        $   3,689        $    (309)
    Changes in non-cash working capital balances
      of discontinued operations                                        --            4,877             (447)           5,763
------------------------------------------------------------------------------------------------------------------------------
                                                                     3,579            5,277            3,242            5,454
Investments:
    Business acquisitions                                          (19,812)              --         (679,814)          (6,800)
    Purchase of property, plant and equipment                      (89,614)         (77,483)        (282,224)        (314,921)
    Purchase of intangibles                                             (6)              (6)            (320)              (6)
    Proceeds on sale of property, plant and equipment                5,323            7,777           29,940           24,423
    Proceeds on disposal of investments                              2,788              386            8,665           10,966
    Proceeds on disposal of discontinued operations                     --               --           49,299           67,274
    Investments                                                        (90)            (350)             (90)          (1,080)
------------------------------------------------------------------------------------------------------------------------------
                                                                  (101,411)         (69,676)        (874,544)        (220,144)
Financing:
    Increase in long-term debt                                          --            4,288          522,136           85,228
    Repayment of long-term debt                                         (3)              --         (173,260)        (145,657)
    Deferred financing costs on long-term debt                          --               --           (5,612)              --
    Issuance of common shares on exercise of options                 5,006            7,349           55,361           23,613
    Issuance of common shares, net of cash                             (27)              --          276,428               --
    Change in bank indebtedness                                         --          (37,869)        (147,909)           2,588
------------------------------------------------------------------------------------------------------------------------------
                                                                     4,976          (26,232)         527,144          (34,228)

Increase in cash and cash equivalents                               42,590            3,100          100,642            4,055
Cash and cash equivalents, beginning of period                      79,422           18,270           21,370           17,315
------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                         $ 122,012        $  21,370        $ 122,012        $  21,370
==============================================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED DECEMBER 31, 2004              Contract           Energy        Rental and        Corporate
CDN $000's (unaudited)                            Drilling         Services        Production        and Other             Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                        $   377,699      $   246,424       $    55,364      $        --       $   679,487
Operating earnings                                 138,091           14,833            11,165          (15,378)          148,711
Research and engineering                                --           11,480                --               --            11,480
Depreciation and amortization                       28,596           24,949             3,607            1,335            58,487
Total assets                                     1,920,893        1,627,572           179,521          122,787         3,850,773
Goodwill                                           350,941          355,770            28,702               --           735,413
Capital expenditures*                               36,106           43,190             5,590            4,734            89,620
--------------------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED DECEMBER 31, 2003              Contract           Energy        Rental and        Corporate
CDN $000's (unaudited)                            Drilling         Services        Production        and Other             Total
--------------------------------------------------------------------------------------------------------------------------------

Revenue                                        $   290,940      $   184,294       $    48,412      $        --       $   523,646
Operating earnings                                  99,016           (4,020)            7,431          (11,254)           91,173
Research and engineering                                --           11,577                --               --            11,577
Depreciation and amortization                       19,491           20,867             3,169            1,385            44,912
Total assets                                     1,423,036        1,287,458           166,300           61,814         2,938,608
Goodwill                                           257,531          241,340            28,572               --           527,443
Capital expenditures*                               36,240           28,939             5,695            6,615            77,489
--------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2004                      Contract           Energy        Rental and        Corporate
CDN $000's                                        Drilling         Services        Production        and Other             Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                        $ 1,235,410      $   874,314       $   215,492      $        --       $ 2,325,216
Operating earnings                                 399,487           36,719            40,026          (51,779)          424,453
Research and engineering                                --           48,759                --               --            48,759
Depreciation and amortization                       92,161           92,477            13,806            5,385           203,829
Total assets                                     1,920,893        1,627,572           179,521          122,787         3,850,773
Goodwill                                           350,941          355,770            28,702               --           735,413
Capital expenditures*                              110,192          136,091            17,201           19,060           282,544
--------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2003                      Contract           Energy        Rental and        Corporate
CDN $000's                                        Drilling         Services        Production        and Other             Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                        $   992,824      $   696,599       $   210,724      $        --       $ 1,900,147
Operating earnings                                 284,850           (3,847)           39,067          (38,592)          281,478
Research and engineering                                --           42,411                --               --            42,411
Depreciation and amortization                       77,725           75,174            12,533            4,952           170,384
Total assets                                     1,423,036        1,287,458           166,300           61,814         2,938,608
Goodwill                                           257,531          241,340            28,572               --           527,443
Capital expenditures*                               99,034          177,756            15,158           22,979           314,927
--------------------------------------------------------------------------------------------------------------------------------
*excludes business acquisitions

CANADIAN DRILLING OPERATING STATISTICS

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                   2004                              2003
                                                 ---------------------------------------------------------------------
                                                                            Market                             Market
                                                  Precision   Industry*    Share %   Precision   Industry*    Share %
                                                 ---------------------------------------------------------------------
Number of drilling rigs                                 229         700       32.7         225         660       34.1
Number of operating days (spud to release)           41,625     132,374       31.4      42,725     126,498       33.8
Wells drilled                                         7,525      21,793       34.5       8,451      20,694       40.8
Average days per well                                   5.5         6.1                    5.1         6.1
Metres drilled (000's)                                8,021      23,526       34.1       8,604      21,802       39.5
Average metres per day                                  193         178                    201         172
Average metres per well                               1,066       1,080                  1,018       1,054
Rig utilization rate (%)                               50.3        52.9                   52.0        53.1

* Excludes non-CAODC rigs.


A conference call to review the year-end results has been scheduled for 12:00 noon MST on Thursday, February 10, 2005. The conference call dial-in number is 1-800-814-4857.

A live webcast will be accessible at www.precisiondrilling.com by selecting Investor Relations.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada, corporate subsidiary offices in Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.